UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          TELECOM COMMUNICATIONS, INC.
                          ----------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    879274108
                                    ---------
                                 (CUSIP Number)


                              Zhihua Wan, Secretary
                     Taikang Capital Managements Corporation
                            #906, 9/F Yuxing Building
                           Xihuan Road, Panyu District
                           Guangzhou, China GD 511490
                                 (8620) 84660365
                                 ---------------
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 October 7, 2004
                                 ---------------
             (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879274108

     1    NAME OF REPORTING PERSONS I.R.S.           Taikang Capital Managements
          IDENTIFICATION NO. OF ABOVE PERSON         Corporation
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                             (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY
--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS     WC
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)
                                                             |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER                  20,000,000
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER                     0
  OWNED BY      ----------------------------------------------------------------
    THE              9    SOLE DISPOSITIVE POWER             20,000,000
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER                0

--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY       20,000,000
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW
                (11) EXCLUDES CERTAIN SHARES                 |_|
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                  28.5%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON                     CO
--------------------------------------------------------------------------------

ITEM 1. Security and Issuer

This Amendment No. 1 to the Schedule 13D, dated July 22, 2004, of Telecom Communications, Inc. (the "Issuer"), is filed to reflect the information required pursuant to Rule 13d-2 of the Securities and Exchange Act of 1934, as amended (the "Act"), relating to common shares, $.001 par value per share (the


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


"Common Shares"). The Issuer is an Indiana Corporation, with its principal offices located at Room 1602, 16/F. 5-9 Observatory Court, TST, Hong Kong.

ITEM 2. Identity and Background.

This statement is being filed on behalf of Taikang Capital Managements Corporation ("Taikang"), a British Virgin Islands Corporation. Taikang is engaged in investment holdings. The address of Taikang's principal office is #906, 9/F, Yuxing Building, Xihuan Road, Panyu, Guangzhou, China GD511490.

(d) During the last five years, no executive officer, director or control person of Taikang has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no executive officer, director or control person of Taikang has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

On October 7, 2004, Taikang entered into a stock purchase agreement (the "Purchase Agreement") with the Issuer for the purchase of an additional 10,000,000 million shares of the Issuer's common stock, par value $.001 per share (the "Common Stock") in a private placement transaction. The shares were purchased with cash for an aggregate purchase price of $2,000,000.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Taikang will acquire the shares of the Issuer's Common Stock pursuant to the terms of the Purchase Agreement. Taikang has no present intention to engage or cause the Issuer to engage in any transactions or activities specified in paragraphs (a) through (j) of this Item 4. Taikang has acquired the Common Stock for general investment purposes. Taikang is not party to any agreements to acquire any additional Common Stock at this time. Notwithstanding the foregoing, Taikang retains the right to change their investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional shares of Common Stock from time to time or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law. In addition, Taikang has the right to elect members to the Issuer's Board of Directors.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) As of the date of this report, Taikang beneficially owns an aggregate of 20,000,000 Shares, which represents 28.5% of the Issuer's Common Stock.


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


(b) As of the date of this report, Taikang has the sole power to vote or direct the voting of, or dispose or direct the disposition of 20,000,000 shares of the Issuer's Common Stock.

(c) Taikang has not effected any transactions other than those described herein in the class of securities described during the past 60 days.

(d) Not applicable.

(e) Taikang remains the beneficial owner of more than 5% of the class of securities described herein.

ITEM 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

None.

ITEM 7. Material to be Filed as Exhibits

Exhibit        Description
-------        -----------

10.1* Stock Purchase Agreement, dated October 7, 2004, by and between Telecom Communications, Inc. and Taikang Capital Managements Corporation.

*Previously filed with the Securities and Exchange Commission as exhibit to Issuer's Current Report on Form 8-K filed on October 12, 2004.


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


                                S I G N A T U R E

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: October 12, 2004                   TAIKANG CAPITAL MANAGEMENTS
                                         CORPORATION


                                         /s/ Zhihua Wan
                                         ---------------------------
                                         Zhihua Wan


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